THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2004

MADECO INC.

(Translation of Registrant's Name into English)

URETA COX 930

SANTIAGO, CHILE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________________.

This report consists of a letter to the Chilean SVS in the Spanish language with an English translation, which announces the sale of Madeco S.A.'s (the "Company") shares on the Santiago Stock Exchange.

Investor Relations

Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

MADECO ANNOUNCES THE SUBSCRITION OF THE REMAINDER SHARES OF THE COMPANY'S CAPITAL INCREASE

(Santiago, Chile, July 1, 2004) Madeco S.A. ("Madeco") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"):

Today, the Company sold 138,956,755 shares in the Santiago Stock Exchange (at approximately Ch$41 per share), resulting in proceeds to Madeco of approximately Ch$5,697 million (equal to approximately US$9.0 million at the Ch$636.3 to US$1.00 Observed Exchange Rate for June 30, 2004). The 138 million shares were the last portion of the remained unsubscribed and unpaid shares after completion of Madeco's capital increase, therefore the 3,853,534,135 million shares of the capital increase issued on February 7, 2003 is fully subscribed and paid. As a result of the sale, the total outstanding shares of Madeco on the date hereof is 4,259,045,163 shares.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

Santiago, Julio 01 de 2004

AL-200/2004

Señores

Superintendencia de Valores y Seguros

Av. Libertador Bernardo O'Higgins 1449

Santiago

Ref.- Comunica colocación del remanente de acciones que indica.-

Estimados Señores:

Informamos a ustedes que el día de hoy quedó materializada la colocación en Bolsa de 138.956.755.- acciones de pago, correspondientes al 100% del remanente de la emisión inscrita el día 7 de Febrero de 2003, bajo el No. 679, en el Registro de Valores de esa Superintendencia.

Con esta colocación bursátil, se completó y quedaron íntegramente suscritas y pagadas las 3.853.534.135.- acciones correspondientes a la emisión recién citada.

En el remate bursátil llevado a efecto, se obtuvo un precio de $ 41 por cada acción, lo que significa para la Compañía obtener aproximadamente $5.697 millones por este concepto.

Saluda a ustedes muy atentamente,

MADECO S.A.

Enrique Sotomayor Arangua

Asesor Legal

Secretario del Directorio

cc. Bolsa de Comercio de Santiago

Bolsa Electrónica de Chile

Comisión Clasificadora de Riesgo

Bolsa de Valores de Valparaíso

Oficina de Acciones

ESA/vsg.-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madeco S.A.

/s/ Jorge Tagle Ovalle

Jorge Tagle Ovalle
Chief Financial Officer

Date: July 1, 2004